UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 12, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Kannalife, Inc.

File No. 333-227736 - CF#37109

Kannalife, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 5, 2018, as amended.

Based on representations by Kannalife, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.9	through	December 28, 2023
Exhibit 10.10	through	December 28, 2023
Exhibit 10.11	through	December 28, 2023
Exhibit 10.13	through	March 8, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary